SCHEDULE 1

Transactions in the shares of Common Stock of the Company by the Reporting Persons During the

Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/12/2026	650,000	2.8211	2.6500 – 2.8971
08/13/2026	750,000	2.9845	2.7500 – 3.1000